UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celanese AG
(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value
(Title of Class of Securities)

D1497A101
(CUSIP Number of Class of Securities)

Chinh Chu
Celanese Europe Holding GmbH & Co. KG
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58

*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of September 2, 2004.

**The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267 % of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$50,039.58
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	September 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) at a purchase price of EUR 41.92 in cash per Celanese Share, with interest in the circumstances and at the rate described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”) and the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 1. SUMMARY TERM SHEET

Item 1 of Schedule TO is hereby amended and supplemented by the following information:

     Section I, “Summary of the Offer,” of the Offer Document is hereby amended and supplemented by deleting the fourth sentence of the third paragraph of the response to the question, “How much time do I have to decide whether to tender my registered ordinary shares of Celanese AG?” in the sub-section “Initial Acceptance Period and Subsequent Acceptance Period” and inserting in lieu thereof the following two sentences:

“On April 1, 2005 we announced the further extension of the subsequent acceptance period to June 1, 2005 due to the ongoing award proceedings (Spruchverfahren) by dissenting shareholders and the subsequent ongoing review of the fair cash compensation by the applicable German court. Shareholders should note that the subsequent acceptance period may be further extended beyond June 1, 2005 as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).”

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

Items 3(a), (b) and (c) of the Schedule TO are hereby amended and supplemented by the following information:

     Section III.1, “Companies Involved – Description of the Bidder, the Acquisition Entities and Blackstone” of the Offer Document is hereby amended and supplemented by:

          (A) Deleting the table in the fifteenth paragraph thereof and replacing that table with the following table:

	Number of shares	Percentage of outstanding
	entity may be	Celanese Shares (excluding
	deemed to	treasury shares) entity may
	beneficially own	be deemed to beneficially own
Entity	as of March 31, 2005	as of March 31, 2005

BCP Management	42,233,897	83.9%
BCP Acquisition	42,233,897	83.9%
BCP Holdings	42,233,897	83.9%
BCP Luxembourg	42,233,897	83.9%
US Holdco	42,233,897	83.9%
Crystal Holdings 2	42,233,897	83.9%
Crystal Holdings 3	42,233,897	83.9%
Crystal Holdings	42,233,897	83.9%

	Number of shares	Percentage of outstanding
	entity may be	Celanese Shares (excluding
	deemed to	treasury shares) entity may
	beneficially own	be deemed to beneficially own
Entity	as of March 31, 2005	as of March 31, 2005

BCP1	16,344,518	32.5%
BCP2	1,140,315	2.3%
BCP3	8,869,118	17.6%
BCP IV	16,344,518	32.5%
BCP IV-A	261,132	0.5%
BFIP	879,183	1.7%
BCCP	8,869,118	17.6%
BMA	26,353,951	52.3%
Blackstone LR	26,353,951	52.3%

          (B) Since the commencement of the Offer through March 31, 2005, Bidder has acquired 645,670 Celanese Shares pursuant to the Offer. As of March 31, 2005, Bidder owned approximately 83.9% of outstanding Celanese Shares (excluding treasury shares).

ITEM 4. TERMS OF THE TRANSACTION.

Items 4(a)(1)(i)-(viii) of Schedule TO are hereby amended and supplemented by the following information:

As required under German law, the Offer has been extended and will continue until June 1, 2005, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, unless further extended pursuant to German law. The Offer may be further extended beyond June 1, 2005 as a result of the continuation of award proceedings (Spruchverfahren).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Items 7(a) and (d) of the Schedule TO are hereby amended and supplemented by the following information:

On January 26, 2005, US Holdco entered into new senior credit facilities with a syndicate of financial institutions with Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, and Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc. and Banc of America Securities LLC, as joint book runners, that provide additional funds for the purchase of all the remaining registered shares of Celanese AG outstanding as of March 31, 2005. The new senior credit facilities of approximately $2.8 billion consist of a term loan facility, a delayed-draw term loan facility, a revolving credit facility, and a credit-linked revolving facility. The term loan facility consists of loans of approximately $1.4 billion and EUR275 million, both maturing in 2011. As of January 31, 2005, there were no amounts outstanding under the delayed-draw term loan facility. The delayed-draw term loan facility consists of commitments of $242 million, maturing in 2011. The revolving credit facility, through a syndication of banks, provides for borrowings of up to $600 million, including the availability of letters of credit in U.S. dollars and euros and for borrowings on same-day notice. The new senior credit facilities are unconditionally guaranteed by Crystal Holdings 2 and, subject to certain exceptions, by substantially all of its existing and future domestic subsidiaries, referred to as U.S. Guarantors. These facilities are secured by substantially all of the assets of Crystal Holdings 2 and each U.S. Guarantor, subject to certain exceptions. The borrowings under the new senior credit facilities bear interest at a rate equal to an applicable margin plus, at the borrower’s option, either a base rate or a LIBOR rate. The applicable margin for borrowing under the base rate option is 1.50% and for the LIBOR option, 2.50% (in each case, subject to a step-down based on a performance test).

US Holdco is the borrower under the term loan facility and Crystal Holdings 2 and Celanese Americas Corporation, a subsidiary of US Holdco, are the borrowers under the revolving credit facilities. At US Holdco’s option, either US Holdco or the Bidder may be the borrower under the delayed-draw term loan facility. Each of the term loan facility and the delayed-draw term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments, with the remaining amount payable on April 6, 2011. The new senior credit facilities accrue interest, are subject to prepayment requirements and contain the covenants, defaults and other provisions.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Crystal Holdings 2 and its subsidiaries, ability, to: sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including the notes), pay dividends and distributions or repurchase their capital stock, create liens on assets, make investments, loans guarantees or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing US Holdco’s indebtedness, change the business conducted by Crystal Holdings 2 and its subsidiaries, and enter into hedging agreements that restrict dividends from subsidiaries. In addition, the new senior credit facilities require US Holdco to maintain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio and maximum capital expenditures limitation.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by incorporating by reference Section III.1, “Companies Involved – Description of the Bidder, the Acquisition Entities and Blackstone” of the Offer Document, as amended and supplemented in the manner described in Item 3 of this Amendment.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(a)5 of the Schedule TO is hereby amended and supplemented by the following information:

     Section X. “Certain Legal Matters” of the Offer Document is hereby amended and supplemented by deleting the paragraphs therein and replacing those paragraphs with the following paragraphs:

“Celanese AG is a defendant in the following nine consolidated actions brought by minority shareholders during August 2004 in the Frankfurt District Court (Landgericht):

Mayer v. Celanese AG
Knoesel v. Celanese AG
Allerthal Werke AG and Dipl.-Hdl. Christa Gotz v. Celanese AG
Carthago Value Invest AG v. Celanese AG
Prof. Dr. Ekkehard Wenger v. Celanese AG
Jens-Uwe Penquitt & Claus Deiniger Vermogensverwaltung GbR v. Celanese AG
Dr. Leonhard Knoll v. Celanese AG
B.E.M. Borseninformations- und Effektenmanagement GmbH v. Celanese AG
Protagon Capital GmbH v. Celanese AG

Further, several minority shareholders have joined the proceedings via a third party intervention in support of the plaintiffs. The Bidder has joined the proceedings via a third party intervention in support of Celanese AG. On September 8, 2004, the Frankfurt District Court consolidated the nine actions. Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders. Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted (Amtsloschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Purchaser and Blackstone and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the Commercial Register. Based upon information available as of the date of this Disclosure Document, the outcome of the foregoing proceedings cannot be predicted with certainty. The time period to bring forward challenges has expired. The amounts of the fair cash compensation payable in the Offer and of the guaranteed fixed annual dividend offered under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders. As of March 31, 2005, several minority shareholders of Celanese AG have initiated special award proceedings seeking court’s review of the amounts of the fair cash compensation and of the guaranteed fixed annual dividend offered under the Domination Agreement. As of March 31, 2005, so far, pleadings by several minority shareholders have been served on the Purchaser. As a result of these proceedings, the amounts of the fair cash compensation and of the guaranteed fixed annual dividend could be increased by the court so that all minority shareholders including those who have already tendered their shares into the mandatory offer and have received the fair cash compensation could claim the respective higher amounts. On March 14, 2005 the Frankfurt District Court dismissed as inadmissible the motion of a shareholder regarding the initiation of these special award proceedings. The court stated that the motions for the initiation of award proceedings of all other plaintiffs seeking to initiate these special award proceedings are inadmissible as well. The ruling of the court is subject to appeal (sofortige Beschwerde). In February 2005, the plaintiff in Mayer v. Celanese AG also brought a lawsuit against the Purchaser as well as a former member of the board of management and a former member of the supervisory board in the Frankfurt District Court (Mayer v. Celanese Europe Holding GmbH & Co. KG, et al.). Among other things, this action seeks to unwind the tender of the plaintiff’s shares in the Original Offer and seeks compensation for damages suffered as a consequence of tendering shares in the Original Offer.”

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(A)	Press Release of the Bidder, dated April 1, 2005.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

	By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

		By:	/s/ Chinh Chu

			Name:	Chinh Chu
			Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:	BCP Caylux Holdings Ltd. 1, its general partner

	By:	/s/ Chinh Chu

		Name:	Chinh Chu
		Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person